PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED

2007 AUG 15 A 11:24

10 August 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

07026000

Dear Sirs,

New **GKN plc**

- **Interim Report**

For your information I enclose a copy of the above announcement, which has been released to the London Stock Exchange today.

Yours faithfully,

S. De Ritter

Sandie De Ritter

PROCESSED
AUG 2 2 2007
THOMSON
FINANCIAL

Enc

dlw 8/16

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

82 - 5204

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Doc re Interim Report
Released	17:14 09-Aug-07
Number	PRNUK-0908

GKN plc

The 2007 GKN plc Interim Report has been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility.

The Interim Report is also available on the GKN website at www.gkn.com.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Grey Denham

Company Secretary

9 August 2007

END

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